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                                                                    Exhibit 99.4




                               LORAL CORPORATION

                         SUPPLEMENTAL SEVERANCE PROGRAM

                          (EFFECTIVE JANUARY 7, 1996)
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                               LORAL CORPORATION
                         SUPPLEMENTAL SEVERANCE PROGRAM

                          (Effective January 7, 1996)


     Loral Corporation (the "Company") believes that the best interests of the Company and its shareholders will be served if certain key employees who have historically been engaged in or associated with the operations of the Company are encouraged to remain with the Company after the consummation of the Offer for the Common Stock of the Company pursuant to the Agreement and Plan of Merger Dated as of January 7, 1996 By and Among the Company, Lockheed Martin Corporation and LAC Acquisition Corporation (the "Merger Agreement"). Accordingly, the Company hereby establishes this "Loral Corporation Supplemental Severance Program" (the "Program") for the benefit of such key employees.

                              SECTION 1.  DEFINITIONS


     In addition to the terms defined in the preceding paragraph, the following definitions shall apply for purposes of the Program.

     1.1. "Annual Salary" means an Eligible Employee's annual rate of base salary as in effect immediately prior to the Effective Date.

     2.2.  "Board" means the Board of Directors of Lockheed Martin.

     3.3. "Cause" means any of the following, other than due to an Eligible Employee's Permanent Disability or death:

     (a) an Eligible Employee's continuing willful neglect of, or refusal to perform, the duties required or associated with the Eligible Employee's employment;

     (b) an Eligible Employee's willful disclosure of confidential information or trade secrets of Lockheed Martin which results in material harm to the business or reputation of Lockheed Martin;

     (c) conviction of a felony, or a misdemeanor involving dishonesty, fraud, theft, larceny, or embezzlement, or any Federal offense of the type described in
Article 14 of the Administrative Agreement between Lockheed Martin and the United States Air Force dated June, 1995; or

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     (d)   a violation of Lockheed Martin' Standards of Conduct and Code of
Ethics, which shall be provided to each Eligible Employee.

     1.4. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

     1.5. "Committee" means the Committee of the Board designated to administer the Plan.

     1.6. "Company" means the Loral Corporation and any successor or successors thereto.

     1.7.  "Company Board" means the Board of Directors of the Company.

     1.8. "Effective Date" means the date of the successful consummation of the Offer as set forth in the Merger Agreement.

     1.9. "Eligible Employee" means each full-time employee of either the Company or another Loral Company selected by the Company Board prior to the Effective Date for participation in the Program.

     1.10. "Eligible Termination" means an involuntary termination of employment without Cause (other than by reason of Permanent Disability or death), or a resignation for Good Reason, which occurs on or within the two-year period following the Effective Date; provided, however, that the transfer of employment to another employer that is a member of the Lockheed Martin Companies shall not in itself constitute an Eligible Termination (but any such transfer will not preclude another or accompanying event or reason from constituting or causing an Eligible Termination, and the protections of the Program and corresponding obligations of the Company will remain in effect following any such transfer of employment).

     1.11. "Good Reason" means any one or more of the following actions, without an Eligible Employee's express prior written consent or approval, other than due to an Eligible Employee's Permanent Disability or death:

     (a) any removal of the Eligible Employee from any of the positions he or she holds immediately prior to the Effective Date or an elimination of any such positions, when the effect of such removal or elimination is a material diminution of status, responsibilities or duties, or any lowering of job grade, excluding for this purpose a removal from responsibility for, or involvement with, U.S. Government business affairs which removal is mandated by reason of an indictment, suspension or proposed debarment of the type described in Article 14 of the

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Administrative Agreement between Lockheed Martin and the United States Air Force dated June, 1995; or

     (b)  any reduction of an Eligible Employee's Annual Salary.

     1.12. "Permanent Disability" means an Eligible Employee's inability, by reason of any physical or mental impairment, to substantially perform the significant aspects of his or her regular duties, which inability is reasonably contemplated to continue for at least one (1) year from its incurrence.

     1.13. "Offer" means the Offer as defined in Section 1.1(a) of the Merger Agreement.

     1.14. "Program" means the Loral Corporation Supplemental Severance Program, as set forth herein and as amended from time to time.

     1.15. "Severance Period" means the period commencing on the date of an Eligible Employee's Eligible Termination and continuing for a period of twelve months.

     1.16.  "Lockheed Martin" means Lockheed Martin Corporation.

     1.17. "Lockheed Martin Companies" means Lockheed Martin and its subsidiaries and affiliates, and any successor or successors thereto.

     1.18. "Target Bonus" means the annual bonus which would be payable to an Eligible Employee for the calendar year in which an Eligible Termination occurs, calculated on the assumption that the Eligible Employee and one or more Loral Companies or the Lockheed Martin Companies (or those entities or business units within the Loral Companies or the Lockheed Martin Companies) on whose performance the Eligible Employee's bonus depends achieve the applicable target performance goals established under the applicable bonus plan with respect to that year. If no target performance goals for the year in which the Eligible Termination occurs have been set prior to the Eligible Termination, the Target Bonus shall be determined by substituting, in the previous sentence, the highest annual bonus paid to the Eligible Employee during the three years immediately preceding the year in which an Eligible Termination occurs.

     1.19. "Loral Companies" means the Company and its subsidiaries and affiliates, and any successor or successors thereto.

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                  SECTION 2.  EFFECT OF AN ELIGIBLE TERMINATION

     2.1. If an Eligible Employee incurs an Eligible Termination, the Eligible Employee shall be entitled to all applicable benefits provided hereafter in this
Section 2 or as otherwise set forth in this Program.

     (a) Payment of Salary Amount: Within twenty (20) business days after the date of his or her Eligible Termination, the Company shall pay or cause to be paid to the Eligible Employee a single lump sum amount, in cash, equal to the sum of (i) the Eligible Employee's Annual Salary, and (ii) the Eligible Employee's Target Bonus.

     (b) Welfare Benefits: Within thirty (30) days after the date of his or her Eligible Termination, the Company shall pay to the Eligible Employee a single lump sum amount equal to the full cost of coverage for such Eligible Employee (taking into account any special medical or other conditions applicable to such Eligible Employee) during the Severance Period (or, if the Eligible Employee is provided with such coverage at no additional cost to him or her under any other severance plan or arrangement, for the period from the date such coverage terminates until the end of the Severance Period) for medical, dental, life insurance, disability and accidental death and dismemberment benefits at the level provided to such Eligible Employee immediately prior to such Eligible Termination.

     (c) Payment of Accrued But Unpaid Amounts: Within twenty (20) business days after the date of his or her Eligible Termination, the Company shall pay the Eligible Employee any unpaid portion of the Eligible Employee's bonus accrued with respect to the full calendar year ended prior to the date of the Eligible Termination and all compensation earned by such Eligible Employee but not yet paid (including cash compensation for vacation days accrued but not taken as of the date of the Eligible Termination, based on the Annual Salary amount converted to a per diem equivalent in accordance with the Company's normal payroll practices as in effect prior to the Effective Date), except that any compensation deferred by the Eligible Employee under any qualified or non-qualified deferred compensation plans shall be paid in accordance with the terms and provisions of such plans.

     (d) Payment for Other Reduced Severance Benefits. The amounts payable to an Eligible Employee under this Section 2 are supplemental to any other severance benefits to which the Eligible Employee is entitled under any severance plan or program of the Loral Companies in effect as of the Effective Date (collectively, "Other Severance Benefits"). In the event that an Eligible Employee's Other Severance Benefits are reduced or eliminated after the Effective Date without his or her written

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consent, the amount otherwise payable to an Eligible Employee hereunder upon an
Eligible Termination shall be increased by the amount of such reduction or elimination.

     2.2. Maximum Benefits: Anything in Section 2.1 to the contrary notwithstanding, payments under Section 2.1 shall not exceed the maximum amount which can be paid to an Eligible Employee without causing such payments to be treated as "excess parachute payments" for purposes of Section 280G of the Code taking into account all payments made to the Eligible Employee which constitute "parachute payments" for purposes of Section 280G.

     2.3. Mitigation: An Eligible Employee shall not be required to mitigate damages or the amount of any payment provided for under this Program by seeking other employment or otherwise, and compensation earned from such employment or otherwise shall not reduce the amounts otherwise payable under this Program. No amounts payable under this Program shall be subject to reduction or offset in respect of any claims which the Company or any member of the Loral Companies (or any other person or entity) may have against the Eligible Employee.

     2.4. Withholding: The Company may, to the extent required by law, withhold applicable federal and state income, employment and other taxes from any payments due to any Eligible Employee hereunder.

            SECTION 3.  LIMITS ON AMENDMENT OR TERMINATION; EFFECT ON
                                  OTHER PLANS

     3.1. The Company Board may terminate this Program prior to the Effective Date. As of the Effective Date, this Program (expressly including, but not limited to, this Section 3) shall remain in effect, and may not be altered or amended in any way which would adversely affect the rights of any Eligible Employee hereunder, for at least two (2) years following the Effective Date, and for such additional time as may be necessary to give effect to the terms of the Program as in effect at the Effective Date. Thereafter, the Company may amend or terminate this Program in any manner which does not adversely affect the rights of any Eligible Employee who has incurred an Eligible Termination.

     3.2. An Eligible Employee shall, after the date of his or her Eligible Termination, retain all rights (to the extent any such rights existed at any time prior to the Effective Date) to indemnification under applicable law or under the applicable Loral Companies' Certificate of Incorporation or By-Laws, as they may be amended or restated from time to time. In addition, to the extent coverage had been otherwise available to the Eligible

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Employee prior to the Effective Date, the Company shall maintain Director's and
Officer's liability insurance on behalf of the Eligible Employee, at the level in effect immediately prior to the date of his or her Eligible Termination.


                    SECTION 4.  ADMINISTRATION OF THE PROGRAM

     4.1. The Committee shall be the Administrator of this Program and shall have the exclusive right, power and authority to:

     (a) interpret, in its sole discretion, any and all of the provisions of the Program;

     (b)   establish a claims review procedure, if necessary and advisable; and

     (c) consider and decide conclusively any questions (whether of fact or otherwise) arising in connection with the administration of the Program or any claim for a benefit arising under the Program.

Any decision or action of the Committee pursuant to this Section 4.1 shall be conclusive and binding.

                            SECTION 5.  MISCELLANEOUS

     5.1. Neither the establishment of the Program nor any action of the Company, any other member of the Loral Companies or the Lockheed Martin Companies, the Committee, or any fiduciary shall be held or construed to confer upon any person any legal right to continued employment with the Company or with any member of the Loral Companies or the Lockheed Martin Companies.


     Nothing in the Program shall be construed to prevent the Company or any member of the Loral Companies or the Lockheed Martin Companies from terminating an Eligible Employee's employment for Cause. If an Eligible Employee is terminated for Cause, the Company shall have no obligation to make any payments under this Program, except for payments that may otherwise be payable under then existing employee benefit plans, programs and arrangements of the Company or of any other member of the Loral Companies or the Lockheed Martin Companies.

     5.2. Benefits payable under the Program shall be paid out of the general assets of the Company. The Company is not required to fund the benefits payable under this Program; provided, however, nothing in this Section 5.2 shall be interpreted as

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precluding the Company from funding or setting aside amounts in anticipation of paying any such benefits.

     5.3. Benefits payable under the Program shall not be subject to assignment, alienation, transfer, pledge, encumbrance, commutation or anticipation by any Eligible Employee. Any attempt to assign, alienate, transfer, pledge, encumber, commute or anticipate Program benefits shall be void. In addition, no rights or interest under the Program shall be in any manner subject to levy, attachment or other legal process to enforce payment of any claim against any Eligible Employee except to the extent required by law.

     5.4. Except as otherwise provided herein, this Program shall be binding upon, inure to the benefit of and be enforceable by the Company and the Eligible Employees and their respective heirs, legal representatives, successors and assigns. If the Company shall be merged into or consolidated with another entity, the provisions of this Program shall be binding upon and inure to the benefit of the entity surviving such merger or resulting from such consolidation, and such provisions shall also be binding upon and inure to the benefit of any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company, and such successor shall assume and perform the obligations, responsibilities and liabilities to which the Company or any member of the Loral Companies is subject under this Program in the same manner and to the same extent that the Company or any member of the Loral Companies would be required to perform if no such succession had taken place. The provisions of this Section 5.4 shall continue to apply to each subsequent employer of any Eligible Employee in the event of any subsequent merger, consolidation or transfer of assets of any such subsequent employer.

     5.5. This Program shall be governed by and construed in accordance with the laws of the State of New York (without reference to rules relating to conflicts of laws), except to the extent superseded by applicable federal law.

     5.6. Any action required or permitted to be taken by the Company under this Plan shall be taken by the Company Board, the Board or by the Committee, or any designee of the Committee pursuant to Section 4, in each case subject to the limits on amendment and termination contained in Section 3 hereof.

     5.7. Entitlement to any benefits under this Program is expressly subject to and conditioned upon the Eligible Employee agreeing to and signing (i) a customary exit letter that may contain confidentiality, future cooperation and other provisions, if requested, and (ii) the Company's standard form general

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release of employment and other claims that the Eligible Employee may have.

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